Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES CLOSING OF SENIOR NOTES OFFERING

Calgary, Alberta, Canada – June 3, 2014

Precision Drilling Corporation (“Precision”) announced today the closing of its previously-announced private offering of US$400,000,000 aggregate principal amount of 5.250% Senior Notes due 2024 (the “Notes”) in a transaction that was exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Notes were guaranteed on a senior unsecured basis by current and future U.S. and Canadian subsidiaries of Precision that also guarantee Precision’s revolving credit facility and certain other future indebtedness.

The Notes and the related guarantees were offered only to qualified institutional buyers in reliance on the exemption from registration set forth in Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on the exemption from registration set forth in Regulation S under the Securities Act. The Notes and the related guarantees have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States without registration or an applicable exemption from the Securities Act and applicable state securities or blue sky laws and foreign securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, any securities, nor shall there be any sales of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This notice is being issued pursuant to and in accordance with Rule 135(c) under the Securities Act.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on The New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575

403.716.4755 (FAX)